**United States Securities and Exchange Commission**
**Washington, DC**
**FORM ATS-N**

**Type of Filing:**

☐ Initial Form ATS-N Rule          304(a)(1)(i)
☐ Material Amendment Rule          304(a)(2)(i)(A)
🟥 Updating Amendment Rule          304(a)(2)(i)(B)
☐ Correcting Amendment Rule          304(a)(2)(i)(C)
☐ Order Display and Fair Access Amendment Rule 304(a)(2)(i)(D)

   • Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:


This Updating Amendment to Part III, Item 13 of Form ATS-N for CBX details additional functionality whereby subscribers may elect to associate all or a portion of their order flow with FlowIDs by FIX session and provides the broker dealer operator of CBX flexibility with respect to the percentages of order flow assigned to each Taker Tier. This amendment impacts the Broker Dealer Operator and Subscribers.

   • Provide the EDGAR accession number for the Form ATS-N filing to be amended:

0000310607-20-000020


*Part III: Manner of Operations*

*Item 13: Segmentation; Notice*
   a. *Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?*
   *Yes 🟥 No ☐ If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.*

ILLC segments Direct Subscribers' orders into three distinct Taker Tiers based upon the results of an objective post-trade analysis of the Subscriber's executed orders that were deemed to remove liquidity in CBX during a prior period (the "Mark-Out Analysis," further discussed below).

ILLC does not segment the order flow of Indirect Subscribers. All Indirect Subscribers are assigned to Taker Tier 1.

MARK-OUT ANALYSIS: ILLC calculates a price movement metric based on the midpoint price of the relevant security at the time of execution and a weighted average of the security's midpoint prices at various times after the fill (e.g., one second, ten seconds, 60 seconds) (the "Mark-Out"). On a monthly basis, ILLC calculates the average Mark-Out for each Direct Subscriber (or, as further discussed below, for each segment of the Direct Subscriber's order flow) based on the Subscriber's orders that were deemed to remove liquidity from CBX during the prior three (3) calendar months. For two given orders, the order viewed by CBX as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. Executions occurring before or after market hours are excluded from the calculations, and executions that are anomalous due to unusual market movements (e.g. when a spread or a Mark-Out spread exceeds 5% of the execution price or when the market is crossed at the time of one or more of the post trade Mark-Outs) may also be excluded from the calculations.

~~For Direct Subscribers that are broker-dealers,~~ By default, ILLC performs a Mark-Out Analysis (and corresponding Taker Tier segmentation) ~~is performed~~ at the MPID level ~~by default. For~~for Direct Subscribers that are broker-dealers, and at the Subscriber account level for Direct Subscribers that are not broker-dealers~~, Taker Tier segmentation is performed at the Subscriber level by default. However, where a Direct Subscriber utilizes one or more FlowID FIX tags for its order flow, that subscriber's Taker Tier segmentation will be assessed at the FlowID FIX tag level. As further detailed in CBX FIX Specification Document~~. Alternatively, Direct Subscribers may ~~utilize up to four FlowIDs labeled FlowID 1, FlowID 2, FlowID 3 and FlowID 4.~~ request that ILLC perform the Mark-Out Analysis related to their orders on a FlowID level, as described below.

Direct Subscribers may ~~also~~ elect to have ILLC perform the Mark-Out Analysis related to their orders based upon one or more FlowIDs. A FlowID is an identifier that a CBX Direct Subscriber may choose to apply to all or a subset of the Direct Subscriber's CBX order flow for the purposes of performing the Mark-Out Analysis. Direct Subscribers are not ~~send a FlowID FIX tag on~~ required to utilize Flow IDs, but if they choose to do so they may designate that ILLC associate their orders with a FlowID in one of two ways. Direct Subscribers may utilize a FIX tag to designate a FlowID on an order by order basis; or Direct Subscribers may designate that one or more of their FIX connections be associated with a FlowID. In either case, each order message transmitted by a Direct Subscriber that chooses to utilize FlowIDs will be associated with a maximum of one (1) FlowID.

Where a Direct Subscriber has requested that ILLC associate its order flow with one or more FlowIDs, Taker Tier segmentation will be assessed at the FlowID level. Direct Subscribers may utilize up to four FlowIDs on some or all of their order flow~~.~~, or may choose to not utilize FlowIDs. Broker-dealer Direct Subscribers may utilize ~~different FlowIDs~~more than one FlowID for each MPID utilized by the Subscriber. For instance, if a broker-dealer Direct Subscriber accesses CBX through two (2) MPIDs, that broker-dealer Direct Subscriber may utilize up to four FlowIDs for each MPID (that is, up to eight (8) FlowIDs in total). Any Direct Subscriber that accesses CBX via direct-FIX connection may utilize the ~~FlowID~~FlowIDs by FIX tag or connection. ILLC may ignore a FlowID created intra-month, or where a FlowID does not otherwise have sufficient volume associated with it, when assessing the Subscriber's Taker Tier~~.~~, and will aggregate that flow under an existing FlowID.

ILLC does not perform a Mark-Out Analysis for Indirect Subscribers. Accordingly, ILLC does not segment Indirect Subscribers. All Indirect Subscribers are assigned to Taker Tier 1.

ILLC assigns Taker Tiers by sorting Direct Subscribers (or the relevant portion of the Subscriber's order flow) by their Mark-Out scores. The three Taker Tiers are called "1" or Low Impact, "2" or Medium Impact, and "3" or High Impact. Taker Tier 1 contains Subscribers who exhibit the lowest Mark-Out scores (that is, stocks tend to exhibit the least amount of movement in the NBBO over the post-trade Mark-Out time horizons in the removing Subscriber's favor) relative to other Subscribers' liquidity removing flow, and the Taker Tier 3 contains Subscribers who exhibit the highest Mark-Out scores relative to other Subscribers' taking flow. ~~The Taker Tiers are constructed such that approximately 80% of the taking share volume is placed into the Taker Tier 1, approximately 10% of the taking share volume is placed in Taker Tier 2, and approximately 10% of the taking share volume is placed in Taker Tier 3.~~ When a new Direct Subscriber is on-boarded, ILLC will assign the Subscriber a Taker Tier based on ILLC's subjective judgement regarding the expected nature of the Subscribers' order flow. ILLC may periodically reassess and modify the metrics (e.g. Mark-Out time durations, weightings, etc.) used to determine the Taker Tiers.

CBX, by default, will allow a Subscriber's orders to interact with orders from any Subscriber. However, Subscribers may, subject to the below, designate their liquidity-adding orders as only eligible to interact with the orders of Subscribers in specific Taker Tiers (see Part III Section 13 for additional information regarding Taker Tiers). Note that a Taker Tier restriction only applies when the Subscriber's order is deemed to add liquidity. For instance, where Subscriber A designates its liquidity-adding orders as only eligible to interact with Taker Tier 1 orders, Subscriber A's order may nevertheless interact with Taker Tiers 2 and 3 when Subscriber A's order is deemed to remove liquidity.

Direct Subscribers may designate their liquidity-adding orders as only eligible to interact with one or more Taker Tiers through the use of a unique FIX tag. Indirect Subscribers may not designate their liquidity-adding orders as only eligible to interact with one or more Taker Tiers. However, the Indirect Subscriber's manner of order entry to CBX (e.g., SOR or Experts) as well as the specific SOR configuration or Experts strategy utilized, may include instructions that limit the Taker Tier(s) with which a liquidity providing order may interact. Such order instructions are made at ILLC's sole discretion.

> b. **If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?**
> *Yes ☐ No ▉ If no, identify and explain any differences.*

When a new Direct Subscriber is on-boarded, ILLC will assign the Subscriber a Taker Tier based on ILLC's subjective judgement regarding the expected nature of the Subscriber's order flow. Otherwise, all Direct Subscribers are segmented into one or more Taker Tiers in accordance with the Mark-Out analysis discussed above.

ILLC does not perform a Mark-Out analysis on Indirect Subscribers. All Indirect Subscribers are assigned to Taker Tier 1.

Direct Subscribers may designate their liquidity-adding orders as only eligible to interact with one or more Taker Tiers through the use of a unique FIX tag. Indirect Subscribers may not designate their liquidity-adding orders as only eligible to interact with one or more Taker Tiers. However, the Indirect Subscriber's manner of order entry to CBX (e.g., SOR or Experts) as well as the specific SOR configuration or Experts strategy utilized, may include instructions that limit the Taker Tier(s) with which a liquidity providing order may interact. Such order instructions are made at ILLC's sole discretion.

    *c.* ***Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?***
       ***Yes*** ☐ ***No*** ■

    *d.* ***If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?***
       ***Yes*** ■ ***No*** ☐ ***If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.***

Upon written request, ILLC will inform a Subscriber of its designated Taker Tier(s) for its order flow to CBX. A Subscriber cannot contest its designated Taker Tier.

    *e.* ***If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?***
       ***Yes*** ■ ***No*** ☐ ***If no, identify and explain any differences.***